Biolase, Inc.

4 Cromwell

Irvine, California 92618

January 23, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tom Jones

Re:	Biolase, Inc. Registration Statement on Form S-3 (Registration No. 333-222564)

Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biolase, Inc. hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated to Thursday, January 25, 2018 at 4:00 p.m. (Eastern time) or as soon thereafter as may be practicable.

[signature page follows]

If you have any questions with respect to this matter, please contact Michael A. Gordon of Sidley Austin LLP at (212) 839-5945.

Very truly yours,

BIOLASE, INC.

By:	/s/ Michael C. Carroll
Name: Michael C. Carroll
Title: General Counsel and Secretary